UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Squarespace, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

85225A107
(CUSIP Number)

Accel 500 University Avenue Palo Alto, California 94301 (650) 614-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85225A107	Schedule 13 D	Page 2 of 13

1.	Names of Reporting Persons Accel Growth Fund L.P. ("AGF")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 3 of 13

1.	Names of Reporting Persons Accel Growth Fund Strategic Partners L.P. ("AGFSP")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 4 of 13

1.	Names of Reporting Persons Accel Growth Fund Associates L.L.C. ("AGFA")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85225A107	Schedule 13 D	Page 5 of 13

1.	Names of Reporting Persons Accel Growth Fund Investors 2010 L.L.C. ("AGFI10")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85225A107	Schedule 13 D	Page 6 of 13

1.	Names of Reporting Persons Accel Leaders 3 L.P. ("ALF3")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 7 of 13

1.	Names of Reporting Persons Accel Leaders 3 Entrepreneurs L.P. ("ALF3E")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 8 of 13

1.	Names of Reporting Persons Accel Leaders 3 Associates L.P. ("ALF3A LP")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 9 of 13

1.	Names of Reporting Persons Accel Leaders 3 Investors (2020) L.P. ("ALFI20")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85225A107	Schedule 13 D	Page 10 of 13

1.	Names of Reporting Persons Accel Leaders 3 GP Associates L.L.C. ("ALF3A")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85225A107	Schedule 13 D	Page 11 of 13

Explanatory Note

This Amendment No. 3 (the "Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on May 20, 2024, as amended by Amendment No. 1 dated September 11, 2024 and Amendment No. 2 dated September 18, 2024 (as amended, this "Schedule 13D"), related to Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Squarespace, Inc., a Delaware corporation (the "Company").

Each Item below amends and supplements the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by the addition of the following:

The cash tender offer (the “Tender Offer”) by Spaceship Group MergerCo, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Spaceship Purchaser, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock (collectively, the “Shares” and each, a “Share”) at an offer price of $46.50 per Share, expired as scheduled at one (1) minute after 11:59 p.m., New York City time, on October 11, 2024. As all conditions to the Tender Offer have been satisfied or waived, on October 14, 2024, Parent irrevocably accepted for payment all Shares validly tendered into and not validly withdrawn from the Tender Offer and paid for all such Shares in accordance with the Tender Offer.

On October 17, 2024, following the consummation of the Tender Offer, upon the terms and conditions set forth in the Amended and Restated Agreement and Plan of Merger, dated as of September 9, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the merger (the “Merger”) became effective. In the Merger, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Company ceased to be a publicly traded company and became a privately held company and a subsidiary of Parent, beneficially owned by Permira Portfolio Management Limited and certain of its affiliates and the Rollover Stockholders (as defined below).

Immediately prior to the effective time of the Merger (the “Effective Time”), each of (a) GA SQRS II, (b) Accel Leaders 3 L.P. and certain of its affiliated funds (collectively, “Accel”) and (c) Anthony Casalena, the Casalena Foundation and/or certain of their affiliates (collectively, “Casalena” and together with Accel and GA SQRS II, the “Rollover Stockholders”) contributed to an indirect parent company of Parent (“Topco”) a portion of their respective holdings of Shares (the “Rollover Shares”) in exchange for equity interests in Topco pursuant to their respective tender and support agreements. The remainder of the Rollover Stockholders’ respective holdings of Shares were sold to Topco pursuant to their respective tender and support agreements (collectively, the “Sale Shares”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by the Company and its subsidiaries, (ii) owned by Parent and Merger Sub (together, the “Buyer Parties”), (iii) that are Rollover Shares and Sale Shares, (iv) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties as of immediately prior to the Effective Time, or (v) irrevocably accepted for purchase by Merger Sub in the Tender Offer, which were automatically cancelled and extinguished without any conversion thereof or consideration paid therefor) was converted into the right to receive an amount in cash equal to $46.50 per Share, without interest, and subject to deduction for any required tax withholding.

As a result of the Merger, the Class A common stock will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”) and the Company will cease to be a publicly traded company. On October 17, 2024, NYSE filed an application on Form 25 with the SEC to withdraw registration of the Class A common stock under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25, or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15.

CUSIP NO. 85225A107	Schedule 13 D	Page 12 of 13

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

(a) and (b) As of the date of this Amendment No. 3, the Reporting Persons do not beneficially own any Class A common stock.

(c) Except as otherwise described herein, none of the Reporting Persons has effected any transactions in shares of Class A common stock during the past 60 days.

(d) Not applicable.

(e) At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Class A common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

CUSIP NO. 85225A107	Schedule 13 D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 17, 2024

Entities:
Accel Growth Fund L.P.*
Accel Growth Fund Strategic Partners L.P.*
Accel Growth Fund Associates L.L.C.*
Accel Growth Fund Investors 2010 L.L.C.*
Accel Leaders 3 L.P.*
Accel Leaders 3 Entrepreneurs L.P.*
Accel Leaders 3 Associates L.P.*
Accel Leaders 3 Investors (2020) L.P.*
Accel Leaders 3 GP Associates L.L.C.*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for
the above-listed entities

* Signed pursuant to a Power of Attorney previously filed.